Filed by zulily, inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934

Subject Company: zulily, inc.

Commission File No. 001-36188

S&P CAPITAL IQ
McGRAW HILL FINANCIAL

Liberty Interactive Corporation NasdaqGS:QVCA

M&A Call

Monday, August 17, 2015 2:00 PM GMT

CALL PARTICIPANTS	2
PRESENTATION	3
QUESTION AND ANSWER	8

LIBERTY INTERACTIVE CORPORATION M&A CALL AUG 17, 2015

Call Participants

EXECUTIVES

Darrell Cavens

Chief Executive Officer, President and

Director

zulily, Inc.

Gregory B. Maffei

Chief Executive Officer, President,

Director and Member of Executive

Committee

Liberty Interactive Corporation

Josef Hoelscher

Mark C. Vadon

Chairman

zulily, Inc.

Michael A. George

Chief Executive Officer and President

QVC, Inc.

ANALYSTS

Alex Joseph Fuhrman

Craig-Hallum Capital Group LLC,

Research Division

Barton E. Crockett

FBR Capital Markets & Co., Research

Division

James Patrick Shaughnessy

RBC Capital Markets, LLC, Research

Division

Jason B. Bazinet

Citigroup Inc, Research Division

Mark R. Miller

William Blair & Company L.L.C.,

Research Division

Matthew R. Nemer

Wells Fargo Securities, LLC,

Research Division

Neely J.N. Tamminga Piper Jaffray Companies, Research Division Thomas Forte Brean Capital LLC, Research Division

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LIBERTY INTERACTIVE CORPORATION M&A CALL AUG 17, 2015

Presentation

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Liberty Interactive Acquisition of zulily Investor Call. [Operator Instructions] As a reminder, this conference is being recorded, Monday, August 17, 2015. I would now like to turn the call over to Joe Hoelscher, Manager of Investor Relations. Please go ahead.

Josef Hoelscher

Thank you. Before we begin, we’d like to remind everyone that this call includes certain forward-looking statements, including statements about the proposed acquisition of zulily by Liberty Interactive, the commencement of an exchange offer for shares of zulily common stock, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings and other matters that are not historical facts.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward-looking statements speak only as of the date of this call and Liberty Interactive, QVC and zulily expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Liberty Interactive’s, QVC’s and zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Now I’d like to introduce Greg Maffei, Liberty Interactive’s President and CEO.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Thank you, Joe, and good morning to all of you out there. Sorry to get some of you up so early, but we have good news. Today, speaking on the call besides myself, we’ll have QVC’s President and CEO, Mike George; zulily co-Founder, President and CEO, Darrell Cavens; and zulily co-Founder and Chairman, Mark Vadon.

Liberty Interactive is very excited to announce this acquisition of zulily, expanding QVC’s leadership in discovery-based shopping. QVC is acquiring the leading scale, pure-play e-commerce platform with a very similar focus on discovery, customer engagement and experiential shopping. We look at this as expanding QVC’s core demographic to millennial moms, leveraging the fulfillment, procurement and back-office efficiencies that QVC has and can bring to zulily and creating exciting options with regard to international expansion, new product categories and video commerce. And importantly, we’re retaining the highly skilled founders and the management team that built zulily.

So a few reasons we consider the zulily acquisition highly strategic for QVC. First, it’s going to accelerate the growth that we have in our domestic business. Second, it’s going to diversify our multiplatform strategy and evolving digital landscape. It adds a complementary business with a very attractive business model. It enhances QVC’s already sizable and scaled e-commerce platform. And as I’ve noted, it provides a new, highly attractive, new customer acquisition funnel for QVC. In the words of our Chairman, it’s a Lucky Strike extra to get to welcome my friend and e-commerce leader, Mark Vaden, to the Liberty Interactive Board of Directors.

Looking at the financials for a sec. We consider this a highly efficient use of QVC Group’s capital structure. The deal offers QVC Group shareholders high return deployment of our free cash flow. And due to the free cash flow generation capabilities that QVC and zulily together will have, leaves sufficient flexibility to devote the vast majority of our future free cash flow to share repurchases. I anticipate we should be able to sustain our share repurchases at levels similar to those — the levels you’ve seen over the last few years. And lastly, in the financial category, it takes advantage of the current low interest rate environment to bring us to an attractive leverage level. QVC can accelerate — when we look in the other side, QVC can help accelerate the evolution of zulily’s platform.

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So let me introduce Darrell and let him chat a little bit about what’s going on at zulily.

Darrell Cavens

Chief Executive Officer, President and Director

Thanks, Greg. We’re really excited to be here. And as I look at kind of our opportunity to partner with the team at QVC and Liberty, I think there’s just some great opportunities for us ahead. I want to take a moment and share a little bit about zulily for those of you that are not as familiar with our business.

Unlike QVC’s 30-year history, we’re only a 5.5-year-old business. When Mark and I started this business, we were really looking for opportunities to change the way people shop online. Our goal was really to bring a boutique retail experience online. And at the time, as we looked at back in 2010 when we were starting the business, we didn’t think anybody had done that particularly well and we felt like there was a pretty unique opportunity to bring that experience to a set of customers that we thought really wanted it.

Our focus has always been on discovery and trying to really make sure that our customers are able to show up each day and find something special and unique. And so as we set out to create a customer experience online, we really had 3 major themes. And I think they’re very similar to that of QVC’s values, our focus on freshness, new, fresh product every day. And if you look at what we’re delivering, we’re offering up over 100 new events on the site each day and thousands of new products. On the discovery side, we’re trying to make sure that she can find those boutique and special brands that you can’t find elsewhere.

A huge number of our products that we sell on the site don’t have a UPC symbol. We talk internally about this idea that they’re kind of off the end of the longtail in many ways. They’re these kind of boutique brands often from kind of entrepreneurs around the country that don’t have great distribution in their product, but we’re able to offer up that special differentiated product. And we’re able to use a lot of technology to enable that. So we have a tremendous amount of effort that’s gone into building our personalization engines so that we can really deliver a one-to-one experience.

And then value is absolutely a critical piece of what we’re delivering. I think our powerful merchandising organization of over 500 people were out there sourcing these products, brands, trying to find this differentiated product every day. The average for our orders, if you look at — our typical order is about $56, our average item is about $18. And what that allows us to do is drive a set of frequency that we think is pretty unique in e-commerce and I think aligns very well with what QVC has built as well.

So if I look at our history as a business, the last 5.5 years, as we started out in that first year back in 2010, we did $18 million in sales, which we thought was a pretty good first year. And now we’re operating at over $1.2 billion in annual net sales. We think this is a pretty unique growth trajectory and one of the few that has made it to $1 billion in sales in 5 years. The only other 2 that we’re aware of are folks like Amazon and Old Navy.

Similar to QVC, the repeat behavior of our customers has driven this tremendous and fast growth. Our customers come back to us again and again and again. And along with that, our mobile-first offering provides a broad selection of products and categories and drives that frequency. The use case for our customers is often when she’s standing in line at Starbucks waiting for her drink or at the kids’ school waiting for the kid to come out and she’s got a couple of extra minutes, she’s able to pull up zulily and discover fresh, new product every day.

We’re now shipping over 25 million orders a year within our fulfillment centers out of Nevada, Ohio and Pennsylvania. And it really gives us sort of national coverage. And I think our partnership with QVC is going to allow us to continue to expand that. International is still a very small portion of our business. And at this point, primarily all our shipping is happening out of the U.S. And we think there’s opportunity ahead.

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Now let me turn the call over to Mike, and he’ll walk you through the complementary businesses in greater detail.

Michael A. George

Chief Executive Officer and President

Thank you, Darrell. We at QVC are thrilled to be joining forces with Darrell and Mark and the terrific team here at zulily. They have built a remarkable business that, as you’ve heard from both Greg and Darrell, that we think is highly complementary to ours.

QVC is the world’s leading video and e-commerce retailer. And like zulily, we offer an engaging, highly differentiated shopping experience centered on the joy of discovery. And like zulily, we serve an attractive customer base of women with above-average household wealth who love to shop, who are early e-commerce and mobile adopters. And like zulily, we believe passionately in building long-term, trust-based customer relationships and we enjoy very high levels of customer loyalty. Over 90% of our orders come from repeat customers and approximately 90% of our existing customers continue with us from year-to-year.

We primarily serve 35- to 65-year-old women, which zulily perfectly complements with its millennial focus. We provide a highly diverse product offering that complements zulily’s product range. And while we both focus on brands that are not easily found elsewhere, zulily’s emphasis on small boutique brands is, we think, a strong complement to our prestige, entrepreneurial and proprietary brands.

With this partnership, we’re creating powerful multiplatform global retailer. On a pro forma basis, our companies generated a combined $10 billion of sales over the last 12 months. Our TV broadcast reached 340 million homes through 12 channels. And we’re the largest video commerce retailer in the world. We’ll have a combined active customer base of approximately 19 million. We generated about $5 billion of combined e-commerce revenue with about half of that from mobile orders. And we will be one of the leading e-commerce and mobile retailers in the world.

The 2 companies together have over 1,000 merchants around the world constantly searching for the latest discoveries and they enjoy privileged relationships with thousands of vendors. Globally, the 2 companies have a presence in 14 markets and shipped over 230 million items to our worldwide customer base last year. We believe this combined retail platform creates enormous opportunities for both companies to extend their leadership and success. So as we’ve discussed, QVC and zulily are highly complementary companies, each an established market leader in experiential shopping, focused on the joy of discovery, featuring highly differentiated product offerings and very successful mobile and digital engagement while at the same time, the unique strengths of our respective commerce platform provides opportunities to drive incremental revenue.

zulily has powerful proprietary personalization algorithms and technologies and an agile and efficient digital content production and asset-management system that we at QVC can benefit from. Each day zulily sends millions of highly personalized e-mail messages before 9 a.m. and it presents unique Web experiences to virtually each customer and visitor on their site based on their shopping patterns. At the same time, we think zulily can benefit from QVC’s video prowess. We produce approximately 40,000 hours of live video on TV every year and feature 130,000 videos online. We also expect to leverage our combined buying and sourcing capabilities and our vast vendor base.

We believe there’s an opportunity to migrate zulily vendors to QVC by harnessing the power of QVC’s TV reach and helping them reach new customer segments. We also see opportunities to offer QVC’s proprietary brands, such as Isaac Mizrahi or our upcoming launches of Halston and C. Wonder and other powerful properties like our Today’s Special Value, on the zulily platform. And by combining forces, we substantially increased the management bench strength and the resources of both companies, and we should be able to drive growth initiatives more effectively.

Both zulily and QVC are strong business models operating at scale with attractive customer purchase behavior, profitable unit economics and strong free cash flow conversion. We see opportunities over time to extend the purchase

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cadence and increase the annual spend with both brands through the kinds of strategies I’ve just described. And together, both companies can learn from each other as we pursue complementary marketing strategies focused on attracting and retaining high lifetime value customers, who embrace the unique shopping experiences we provide rather than one-off transactional customers.

Both companies, as I’ve discussed, serve highly attractive customer bases. They’re highly engaged shoppers with strong loyalty and purchase frequency. But today, there’s a little overlap of our customer bases. Just 6% of zulily’s customers purchased from QVC in the last year. We plan to extend the reach of both brands by leveraging data and analytics to find targeted and personalized ways to expose QVC customers to zulily and vice versa. We can also cross-sell through shared events and promotions, celebrity engagement on both platforms and joint launches of new brands.

We see strong efficiencies from combining the power of these 2 platforms. We believe there’s the potential for meaningful cost synergy by combining our purchasing power and volumes. But more important are the opportunities for accelerated growth, including leveraging QVC’s global presence to accelerate zulily’s international growth. Currently, QVC broadcasts its TV programming to 9 countries on 3 continents while zulily operates a complementary international model without the need for significant overseas investment. We believe our local market resources, knowledge and vendor relationships can be leveraged to expand zulily’s international presence.

And perhaps what’s most exciting about this new partnership isn’t captured on any of the slides we’ve shown today. That it’s become clear to us that in zulily, we have found a kindred spirit, a management team and an organization that shares much of our culture and values, that embraces the power of a customer-centered business model and a company that is maniacally focused on improving the business customer-by-customer, item-by-item, every minute of the day. So critical to our consideration was that Darrell and his leadership team stay committed to the company and that we can continue to take advantage of Mark’s experience, insight and passion. QVC and zulily are tremendous businesses with strong management teams. And we want each to remain focused on building their brands and realizing their full potential while we collaborate on those high-value opportunities that will make our combined companies under Liberty much stronger that either could be on its own.

And I’ll turn it back to Greg.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Great. Thanks, Mike and Darrell. If you look at Slide 11, it provides a brief overview of the deal. Liberty Interactive is acquiring all the outstanding shares of zulily through an exchange offer with a follow-on merger. And this will all be attributed to the QVC Group tracking stock. The total consideration of $18.75 per share implies an equity value of $2.4 billion and an enterprise value of $2.1 billion. The consideration is half in cash and half in newly issued QVCA shares. The cash portion will be funded through cash on hand at zulily and a drawdown on QVC, Inc.’s revolving credit facility. We expect to issue a total of about 40 million new QVCA shares.

Looking at the next slide briefly on the capital structure. As I noted, we expect to fund the cash portion of the deal with $300 million of cash on hand at zulily and about a $900 million drawdown on QVC, Inc.’s revolving credit facility. Please note that the incremental EBITDA from zulily will not count towards the leverage calculation at QVC and the pro forma leverage at the operating company QVC level will be 2.8x. But I expect we will be bringing that down quickly, given the free cash flow generation that I mentioned earlier.

With that, let me turn it over to Mark for some remarks on the deal as well.

Mark C. Vadon

Chairman

Thanks, Greg. Briefly, we’re just really excited about the partnership with QVC. As Mike and Darrell said earlier, the transaction is all about investing in our combined future. As a single global retailer with 2 distinctive brands, we believe

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that we have the opportunity to accelerate our growth much faster together than if either of us was on our own. QVC has transformed from a TV shopping company to the world’s leading video and e-commerce retailer that shares a great culture and a very similar understanding for bringing entertainment, discovery and value into the daily customer experience. As Mike mentioned, as part of the QVC family, we believe there are major sources of synergy which will allow us to create a powerful multiplatform and multibrand retailer that continues to innovate and change the way people shop.

I’ll just hand it back to Greg to close here.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Great. Well, as you can hear, we’re very excited at Liberty, at QVC and at zulily about the prospects for the combined company and the opportunity to work together going forward. Thanks to Mike, Darrell and Mark and everyone for joining. And with that, operator, I’d like to open the floor to questions.

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Question and Answer

Operator

[Operator Instructions] Your first question is from the line of Matt Nemer from Wells Fargo.

Matthew R. Nemer

Wells Fargo Securities, LLC, Research Division

I’ve got a couple of questions for Mike George. The first is do you have a sense for what percentage of ZU’s active users you think you’ll be able to eventually convert over to QVC active users based on their demographics or their behavior?

Michael A. George

Chief Executive Officer and President

Thanks for the question. I think it’s too early to tell. What we were encouraged by when we looked at zulily’s customer base, we had a couple of observations. First, today, there is low overlap. So I mentioned only 6% of zulily’s active customers made a purchase on QVC. So that gives us a lot of upside. But they are very similar kinds of customers. We both serve an above-average income customer and a customer that just really loves shopping, loves experiential shopping, loves to discover new things, enjoys coming back every day. So other than the fact that their customer base is somewhat younger than ours, on all the other dimensions, they look very similar. One of the things that Darrell and I talked about is it feels very much like the zulily customers is the customer that 10 years from now might migrate to QVC in terms of her core behavior. So if we can get her excited about QVC at an earlier stage, we think there’s a lot of opportunity there.

Matthew R. Nemer

Wells Fargo Securities, LLC, Research Division

And then as a follow-up to that, between this announcement and the recent C. Wonder announcement, it does feel like there’s a broader push towards a younger customer queue. Is that — is there a broader strategy at play here to try to drive the customer base younger?

Michael A. George

Chief Executive Officer and President

I would say we’ve never tried to target any particular customer demographic. Our view is offer a highly engaging experience, let customers [indiscernible] what they love, continue to try to test new brands, test new platforms and see what happens. So it’s kind of an observable fact that our average customer age has [indiscernible] a little bit lower over the last few years, which I do think is a reflection of categories like beauty and brands that tend to appeal to the younger customer and a little bit of a reflection of our success offering her the kind of engagement a younger customer wants on mobile and other platforms. So we’re just trying to look for great products and have a great platform and let things fall out where they do. That said, by obviously joining forces with zulily, we’ll get the substantially broadened customer base. And while I’m never personally concerned about whether the next generation of customers will adopt QVC, I’ve always felt like QVC can continue to adapt and appeal to new generations of customers. Joining forces with a retailer that speaks to that customer, the younger customer every day, gives us a powerful opportunity to enhance this customer base.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

It’s Greg. If I could just add, it wasn’t necessarily that the idea of trying to — younger — cheaper, younger demographic, it was the case that zulily looked so much like QVC and met the needs of that younger demographic and fits so well. This

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is really unusual for Liberty. We’re doing something that is highly synergistic. We never really rely on that. And this is a case where we didn’t have to go for synergies. There are savings around costs, but more importantly opportunities around revenue that are really unparalleled and the fit was so natural. The fact that it led to a younger demographic was kind of like just happened to be the case. It wasn’t a goal. It was the fact that these companies fit so well together.

Matthew R. Nemer

Wells Fargo Securities, LLC, Research Division

Understood. And lastly, Greg, do you have a sense for when you’d be able to restart the buyback at QVCA? It sounds like most of the cash will go towards debt paydown in the short term.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

No, I actually don’t think that’s the case. I think we’re going to have the same opportunities I mentioned earlier to continue to buy back at levels that we’ve done over the last few years. If you look at the incremental EBITDA that is being generated here by zulily, the growth at QVC has over the next couple of years, that’s going to open up room under our borrowing capacity to continue to have — meet our leverage targets. And the fact that we have such strong free cash flow should allow us probably exceed but within the range that we’ve done over the last couple of years. So I do not anticipate a cessation of the buyback.

Operator

Our next question is from the line of Jason Bazinet of Citi.

Jason B. Bazinet

Citigroup Inc, Research Division

Question for Mr. Maffei, maybe a two-parter. I think while Liberty is viewed as a very good steward of capital broadly, I’m not sure the e-commerce assets that you’ve acquired in the past were sort of ranked towards the upper end of what the buy side views as sort of great acquisitions. So can you just spend a second and compare and contrast this acquisition relative to the others that sit over at Ventures? And the second part is was your decision to pursue this acquisition at all influenced by Alibaba’s stake in zulily? In other words, should investors view this as mostly offensive but also partially defensive?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

On the second point, no, Alibaba had no impact on us. Look, as I think I noted, this is about a highly just synergistic company, a great management team, a great operating business, a fit on the demographic side, opportunities around synergies. That’s what drove QVC and Liberty to want to join with this company. On the first part, I think, first, there’s perhaps a misunderstanding on how we’ve done with our e-commerce portfolio. If you look at the recent Backcountry sale, I think it was more exciting than people thought. If you look at the value created by CommerceHub and Bodybuilding, I suspect it’s more than people thought. And we’ll likely prove that over time. That having been said, what we really like about this that’s different is some of the things that were mentioned earlier by Darrell and Mark and Mike. The fact that the model is so differentiated, the fact that it fits so well, the fact that this company has been able to grow so quickly, one of the fastest to $1 billion in revenue, we think those are natural strengths of the business that are only enhanced by joining with QVC.

Operator

Your next question is from the line of Barton Crockett of FBR Capital Markets.

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Barton E. Crockett

FBR Capital Markets & Co., Research Division

I was wondering if there’s any possibility of providing a little bit more quantification of the synergy opportunity. It seems like you guys are buying this company at a healthy kind of double-digit multiple of EBITDA, just a quick look at the consensus numbers, not having looked at zulily before today, really. What do you think that number could get to after you put in synergies? And would you say that synergies are larger on the revenue side than the expense side?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Mike, do you want to start, and then I’ll add on?

Michael A. George

Chief Executive Officer and President

Yes. So a couple of thoughts. We do think there are some near-term cost synergies. We want to kind of go through the work to confirm we can get those cost synergies. When you look at the combined procurement power of the 2 companies, when you look at how many packages the 2 companies together ship out, these are pretty staggering numbers. So if you assume some kind of modest procurement efficiencies in big line items, I think you could easily get to in the tens of millions cost synergy that on zulily’s current EBITDA base is a meaningful number. That said, as important as that is and we’ll go chase that, we do think it pales in comparison to the potential to accelerate sort of long-term revenue growth profile for both companies. We’ve got to prove that case out. We’ve got to kind of get in there and get in the market and do fun things together and see what the impact can be. But when you think about the kind of revenue trajectory the combined company could have at what are still very, very high EBITDA margins and both companies being strongly free cash flow-positive, that’s a pretty special story. And the kind of near-end cost savings, I think, adds to the story.

Barton E. Crockett

FBR Capital Markets & Co., Research Division

Okay. And then if I could ask a separate question, you guys have a history obviously of embracing things like tracking stocks. This is a very different kind of growth profile at zulily than QVC. Is it possible that you would contemplate putting this as a separate tracking stock after you do the acquisition, so it’d be easier for investors to value them distinctly?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Well, Barton, I don’t think that’s in our current thoughts. You never know with Liberty because our current thoughts usually change every morning. But at the moment, I think we are most excited about some of the things we’ve talked about, the opportunity to put these 2 businesses together. I think the growth rates here are going to help accelerate the growth rates at QVC. And our hope is, and I don’t think there’s any reason why it shouldn’t happen, you look at the amount of Internet revenue the combined company will have at scale, the percentage, we’re encouraged that the opportunity to show investors that this is really an Internet vehicle for the whole thing and articulate how well the whole company is doing. That’s the appeal.

Barton E. Crockett

FBR Capital Markets & Co., Research Division

Okay. And then just one final thing here. Relative to HSN, you guys have in the past expressed, I think, limited interest in buying in the stake in HSN that you don’t own at these valuations. That seems to stock up some capacity. Should we assume that your stance towards HSN is similar to what it’s been the past?

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Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Well, I think you should first start with the proposition that we look to reinvest our free cash flow in the most attractive place. And you’ve seen us do that over the last few years on our own stock. Just as a matter of math, that has gotten by most measure to get less attractive. We’re at a higher multiple than we were in 2009 — than we were in 2010. We have the luxury of continuing that. Even though it’s less attractive, we still consider it attractive and investing here in something that we think will generate higher rates of return for the benefit of our shareholders and be strategic. So all attractive on all measures. HSN is a great company. We’re proud to have them in the Liberty family. But when we look at the profile of its growth rate, which looks more similar to our own, versus the multiple not only of EBITDA but even more of free cash that it’s trading at, we don’t consider that attractive versus our own stock and certainly not versus the opportunity to join with zulily.

Operator

Your next question is from the line of Neely Tamminga with Piper Jaffray.

Neely J.N. Tamminga

Piper Jaffray Companies, Research Division

We agree you’re getting some great human capital with Mark and Darrell and the whole team. All right. So if I could just ask a little bit more. Could you help us on more of the back-end logistics. Have you done an assessment of their own fulfillment center and their physical assets? And what do you think you bring to the table or they bringing something to the table more on that kind of very important but unsexier side of logistics as we deliver packages to consumers? Can you help us think through that?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

I think we’ve got lots of views on that. But I’d love to hear and maybe you would love to hear, too, first, Darrell talk about what he sees, and then we’ll have Mike do some incremental thoughts.

Darrell Cavens

Chief Executive Officer, President and Director

Yes, it’s a great question. I think as we look at the opportunity here, I’ll start with the merchandising side of things because I think that as we look at the 15,000 vendors that we partner with and the thousands that QVC partners with, I think there’s an opportunity, first and foremost, to bring those together and really expand the offering that the vendors have there. And I think as I look at the opportunity, I think there’s a giant opportunity there. I think as we look at the supply chain side of things, I think that the scale that QVC has here in the U.S. as well as frankly the scale and capacity they have in their international markets is going to bring us the ability to potentially kind of leverage some of that. And I think as Mike mentioned earlier, just the scale of transportation that the QVC team is doing in terms of number of packages shipped per year relative to us, I think that both Mike and I feel there’s got to be opportunities for us to kind of take the best of what we’re doing and the best of what QVC is doing. And this is one of those cases where 1 plus 1 may, in fact, equal 3 as we think about putting those pieces together. I think on the supply chain side, the fulfillment center side, I think that we’ve got a pretty unique and in-house developed kind of technology solution there. And I think there’s probably some potential there to kind of work with the QVC team to see if there’s pieces we can make that work. And I think as we’ve shared before, we’re aggressively working to drive down our order delivery time. And I think that we both feel that there’s kind of synergies here to help improve that. I don’t know, Mike, if you have...

Michael A. George

Chief Executive Officer and President

Nothing really to add. I think Darrell said it well, 2 great supply chain organizations with processes and capabilities. And hopefully the 2 together, we’ll be that much stronger.

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Neely J.N. Tamminga

Piper Jaffray Companies, Research Division

And then unless I missed this, is there — what’s your general time line around closing as well as also synergies? What sort of time line are you guys looking for to kind of bring this all together?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

I think we hope to close in the fourth quarter. And I think Mike noted that the cost synergies will probably be more quick. Expect we’ll get a lot of those through 2016. And then the revenue synergies, which ultimately we believe are larger, will take a while to build. I don’t know, Mark or Darrell...

Mark C. Vadon

Chairman

No, I’d say for me, this deal is all about growth. So when I look at this from the zulily lens, I’m super excited about the merchandising side of things. I mean, we talked earlier about zulily having a younger customer base and being able to migrate that base, but I think you could say the same thing on the vendor side. We tend to have smaller vendors who are kind of earlier in their life cycle. And I think we can almost be a farm system of kind of finding and growing small brands that would appeal to the QVC customer and vice versa. I’ve been watching a lot of QVC lately and I see brands there that our customers would love. As a young business, 5 years into this, we’re working every day to build vendor relationships. But QVC is so much further down that path. So for instance, yesterday, Today’s Special Value on QVC was the Dyson cordless vacuum cleaner. I was watching that thinking, “We could sell a lot of those.” Last night on QVC, we had SKECHERS, just an enormous, amazing selection of shoes. I was watching that, we would sell thousands and thousands of units of that merchandise if we got it on our platform. So I think that’s where in the end, the real — we’ll find cost synergies in places like transportation and things like that. And that’s great, and I think that will make the deal an attractive deal on its own. But if we can unlock the synergies on the merchandising side, I think that’s where enormous value is going to be created here.

Operator

Your next question is from the line of Mark Mahaney with RBC Capital Markets.

James Patrick Shaughnessy

RBC Capital Markets, LLC, Research Division

Jim Shaughnessy filling in for Mark. Just a couple of real quick ones from us. Subsequently building off the timing to close questions, can you just outline some of the benchmarks we should be looking for and any potential hurdles you see that could impact the timing or close the deal?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

On the latter part, I don’t anticipate any hurdles regulatory or otherwise. The timing should be pretty quick. We’ve got a tender offer that will be commenced in short order, be stay open for 30 days and look to have over half the stock coming, which I’m comfortable we will get, given some of the major shareholders sitting in the room with us are tendering, and closing the back end very quickly thereafter. So that’s why we’re confident on a Q4 close.

James Patrick Shaughnessy

RBC Capital Markets, LLC, Research Division

Okay, great. And then second question, just wondering if you could give some quick background as to how the deal came together, who approached whom. I know the zulily management has always referred to them as similar to QVC. So just a little more — some background or color would be helpful.

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Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

The background is we have watched not only what Mark and Darrell have done at zulily but all the way back to what they did with Blue Nile and been impressed. We watched zulily, and as many have noted, it is, in many ways, the Internet younger version of QVC and watched it with great interest. And when the sort of valuation became more realistic for who we were, I reached out to Mark and we began the dialogue.

Operator

Our next question is from the line of Tom Forte with Brean Capital.

Thomas Forte

Brean Capital LLC, Research Division

So I have one for Greg, and then 2 for Mike. So Greg, are you going to continue to look for additional deals within the e-commerce space? And then for Mike, how should we think about leveraging on-air, zulily on-air? And then should, from an international standpoint, we expect that there will be zulily in all the QVC international markets?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Well, on the first part, I don’t think we’re looking. I think in many ways zulily was such a natural fit, it found us. And as we’ve noted, they talk about being QVC-like from well before our dialogue began. And there are not that many companies that fit well with QVC. And frankly, you’ve seen Liberty, to some degree, decide that stand-alone e-commerce is probably not our focus. But the fact that this company fits so well is what found us. So I don’t see us doing many more of these. I’d be very surprised if we’ll do anything in scale like this.

Michael A. George

Chief Executive Officer and President

Tom, on your other question, we do think on-air is an opportunity. So again, our general approach in all of the revenue synergies is we’re going to put together some joint teams and they’re going to be in a kind of rapid test and learn mode. And I’m sure many of our great ideas won’t work and other things will emerge that we never dreamed off that become huge. So we just want to start to really test and learn how we can leverage each other’s platform. So you could certainly envision as zulily on TV. You could envision zulily programming that would probably look totally different than QVC programming but would be a strong kind of lead generation device to get people to the zulily platform. And so using the power of our airwaves, we think, is meaningful. But also using our video production capabilities to maybe add richer video content to zulily’s site, which is something that they haven’t historically focused on. Even to support zulily’s advertising, television advertising campaigns, which they’re kind of a master at. So a lot of opportunities to leverage beyond our resources and the sort of video production capabilities. On the international side, again I think it’s too early to say exactly what that looks like. I note that zulily has a complementary international model. They ship to 85 countries, several countries, they ship directly, highly efficient approach for international expansion. At the same time, we’ve got meaningful resources on the ground in 4 markets in Europe and 2 in Asia. So we’ll, in the same mode, kind of just keep learning, learning how to leverage our international on-air resources, our international vendor contacts to figure out how can that boost zulily’s growth. But I think it’s too early to sort of describe the exact form that will take. I think we’re going to need to experiment our way to the best approach.

Operator

Our next question is from the line of Alex Fuhrman with Craig-Hallum Capital Group.

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Alex Joseph Fuhrman

Craig-Hallum Capital Group LLC, Research Division

Interesting, kind of a surprising number, given the size of QVC, that 94% of zulily’s customers aren’t shopping there. I was wondering, can you give us a sense of that sort of number on the brand vendor side? I’d be curious to what percentage of zulily’s revenue is coming from product sales of brands and vendors that are also being worked with on the QVC side in terms of national brands. And then looking at what’s zulily’s customers are really buying and how their demographics shake out, what are the private label and exclusive brands within the QVC family that you’re most excited about rolling out through the zulily interface?

Darrell Cavens

Chief Executive Officer, President and Director

Yes. So this is Darrell. I mean, I think as we look at kind of the, I think, second part of your question first, the opportunity on kind of the brand side, I think that we see a whole set of proprietary brands around kind of health and beauty that are a big opportunity. I think things like jewelry, categories like that, that we candidly kind of don’t do a lot of sales and business in today. I’m sorry, the first part of your question, sorry I lost my train of thought there. The brand overlap, yes. So I think as we look at the brand overlap, the majority of the zulily kind of brands that we sell are really kind of smaller, up-and-coming brands. And I think that as we looked at the overlap, and we don’t have — we haven’t kind of meshed vendor lists yet. But I candidly don’t think there’s a lot of overlap there. I think that the brands that we’re out chasing on zulily oftentimes don’t have distribution on QVC. And candidly, some of the brands we are chasing that we haven’t been able to close yet are on QVC. And so I think our ability — there’s a real kind of synergistic nature, where we can take these brands and these merchandising teams both that are at scale and kind of bring together an opportunity to source these different products and put them on the complementary channels, be they zulily or QVC. So I don’t think there’s a lot of overlap there.

Operator

Our last question is from the line of Mark Miller of William Blair.

Mark R. Miller

William Blair & Company L.L.C., Research Division

This looks like an exciting opportunity. Given the similarity of the business models, I’d like to get the team’s perspective based on the learnings at QVC on how zulily can further evolve the customer proposition. So Darrell and Mark, we’ve been talking a lot about the return policy and free shipping for best customers. But looking at the experiences of QVC — and also Mike, I’d be interested in your perspective on how the company has the best opportunities to enhance that experience.

Darrell Cavens

Chief Executive Officer, President and Director

Yes, I mean, I guess I can jump in. I think that there’s a whole set of programs that QVC has and candidly a real depth of experience over the years testing and trying a lot of different programs. And so a simple one I’d point to, although I think there are many more, is something like the QVC Easy Pay platform, where they’re able to offer product to customers in — with a payment method over time. That’s not something that we’ve ever done here at zulily. And I think that there are programs like that. You mentioned returns. We continue to touch that. I think obviously tremendous amount of data that the QVC team has on returns across categories, I think, can help inform us. And so I think that there’s a lot of programs there that just candidly comes from a business that is 30 years old as opposed to one that is 5. And so I think we can take a lot of those lessons. Mike?

Michael A. George

Chief Executive Officer and President

Yes, I agree with all that. And I think we’ll learn, too. zulily has this strong focus on what they call the corporate [indiscernible], really operationally intensive companies, companies we like about our partners. And I think we both bring that same insight to how do you continue every day to make incremental improvements in the customer experience and really listen, learn and respond. And it’s the mindset and the value that we both share. And I think there will be opportunities to continue to improve the customer experience for both brands.

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Mark R. Miller

William Blair & Company L.L.C., Research Division

And then my other question is on zulily’s tax collection status from a state sales tax perspective, how that could be impacted at the transaction. And then just any perspective you can offer then on the states where zulily does collect tax and what you assess the impact to be.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

We don’t anticipate any changes in either QVC or zulily’s status going forward. But no guarantees, but that’s our anticipation. Great, operator. Thank you very much. And thank you to the audience from Mike, Darrell, Mark and myself and the teams at QVC and zulily. We’re very excited, as you can tell. And we hope you’ll join us next time on the earnings call for QVC and Liberty Interactive, if not sooner.

Operator

Thank you. Ladies and gentlemen, that does conclude today’s conference call. We thank you for your participation and ask that you please disconnect your lines.

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